Ergo Science Corporation
790 Turnpike St., Suite 202
North Andover, MA 01845
978.688.8833

July 20, 2006

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms Cvrkel:

I am pleased to submit the Company’s responses to the Staff’s comments on its Annual Report on Form 10-K for the year ended December 31, 2005, and its Interim Report on Form 10-Q for the three months ended March 31, 2006 as set out in your letter to our Chief Executive Officer, Charles Finelli, dated July 6, 2006.  Based on the following responses, we respectfully suggest that there is no need for us to file any amendments to our 2005 Annual Report but will reflect our responses to the Staff’s comments, as appropriate, in our future Annual Reports on Form 10-K or Interim Reports on Form 10-Q, beginning with our Interim Report for the quarter ended June 30, 2006 which is expected to be filed in August 2006.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Form 10-K for the year ended December 31, 2005

Item 1A  Risk Factors:

1.                            We note your disclosure on page 9 of Risk Factors, describing a matter in your internal controls that constituted a material weakness.  Expand your disclosure to describe the changes in internal controls that you intend to undertake or have implemented to prevent future errors, similar to information described in the last paragraph of Item 9A on page 64.

We note your comments and will expand and update our disclosure of risk factors in Item 1A concerning the material weakness of internal controls when we file our Form 10-K for the year ending December 31, 2006 so as to include the information similar to that in the last paragraph of Item 9A on page 64 of the December 2005 Annual Report.  Similarly, in the future, where we disclose risk factors within our Forms 10-Q due to significant changes from those risk factors previously disclosed, we will include information on our efforts to remediate the material weakness.

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

Management Discussion & Analysis (“MD&A”), page 15

Results of Operations, page 18:

2.                             Reference is made to the table on page 18.  We note that you have presented the historical results of operations for the three months ended March 31, 2005 of Nexus Media and nine months ended December 31, 2005 of Ergo on a combined basis and compared the combined results to the results of Nexus Media for the year ended December 31, 2004.  Please note that we consider the presentation of the combined periods not in accordance with GAAP however we will not object as long as it is preceded by an introductory paragraph which clearly states that the results of the operations of the predecessor and successor entities are not comparable due to the change in basis resulting from the acquisition transaction, that the presentation does not comply with generally accepted accounting principles and that the combined presentation is being made solely to explain changes in the periods presented in the financial statements. Additionally any combined discussion should clearly explain and quantify any changes in the results of operation for the combined period that resulted from the acquisition transaction such as increases depreciation and amortization, increased interest expense, etc.  Please amend your filing accordingly.

We will add an introductory paragraph to the MD&A within our Form 10-Q for the quarter ended June 30, 2006 clearly stating that the results of the operations of the predecessor and successor entities are not comparable, that the presentation does not comply with GAAP and that the presentation is made solely to explain changes in the results. We will also clearly explain and quantify any changes in the results of operations for the combined period that resulted from the acquisition transaction.

Your letter requests that we amend our filing. We understand this to mean that you would like us to include such explanatory language in future filings rather than requesting that we amend our 2005 Annual Report retrospectively to include such language.

Cost of Revenue

3.                             Please describe for us and revise your disclosures within MD&A in future filings to discuss the nature of costs which comprise cost of revenue.  Explain whether there were any unusual, infrequent or significant factors which affected the comparability of the results for the periods discussed in MD&A.  Also discuss any economic changes, known trends or uncertainties that you expect to have a material favorable or unfavorable impact to the results of operations.

For publications, costs of revenue include the cost of producing and dispatching publications, which includes paper, printing and distribution costs as well as the cost of the staff (and external contractors) that write and produce the editorial content of our publications.  For events, costs of revenues includes the cost of the venue, staging,

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

furniture, renting equipment, catering staff costs and the direct and incremental cost of obtaining exhibitors and delegates.

In future filings, beginning with our Interim Report on Form 10-Q for the quarter ended June 30, 2006, we will explain what is included within cost of sales and we will also specifically discuss any significant or unusual or infrequent factors relating to these items which affect the comparability of cost of revenue between periods.  The MD&A will also discuss any economic changes, known trends or uncertainties that we expect to have a material favourable or unfavourable impact to the results of operations.

Note 4. Impairment of Goodwill, page 37:

4.                            We note from your disclosure in Note 3 that you acquired goodwill in the amount of $12,171,097 in connection with your acquisition of Nexus Media on April 1, 2005.  We also note from your goodwill impairment footnote on page 37 that you recognized an impairment of goodwill in the amount of $2,973,000 during fiscal 2005.  Based on such disclosures, we would expect goodwill to be $9,198,097 at December 31, 2005 since it does not appear that any other transactions affected goodwill during fiscal 2005.  In this regard, please explain to us why goodwill in the amount of $8,107,340 reflected on the face of your balance sheets as of December 31, 2005 does not agree to the amount based upon the disclosures in your notes to the financial statements. Please explain why there appears to be a discrepancy and reconcile the difference for us.  Please provide us with your computations as part of your response.  We may have further comment upon receipt of your response.

Goodwill is calculated as the difference between the cost of acquisition of Nexus Media and the fair value of the net assets acquired.  Nexus Media operates in the UK and has a £ Sterling functional currency.  Consequently goodwill related to the acquisition is accounted for as a £ Sterling functional currency asset.  Each financial period, all assets, including goodwill, and liabilities of group entities with a non US dollar functional currency are translated into US dollars, Ergo’s reporting currency, using the closing rate method.  The reconciliation of the goodwill balance is as follows:

Goodwill
December 2005 Form 10-K

	£	FX Rate		$

Goodwill recorded upon Acquisition	6,446,556	1.8880	*	12,171,097

Less: Impairment calculated at December 31, 2005	-1,729,695	1.7188		-2,973,000

Foreign Currency Translation Adjustment				-1,090,757
Closing Balance, December 31, 2005	4,716,860	1.7188		8,107,340

*                    This represents a blended exchange rate due to changes in the purchase consideration arising after April 1, 2005.

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

Note 5 Intangible Assets, net

5.                             Please expand your disclosure and describe for us why management believes that straight-line amortization for your acquired intangible assets is appropriate.  For example, the lives of certain trademarked titles or contractual events may dissipate at a more rapid rate if there are changes in the corresponding industries, etc.  Under this pattern, a significant amount of cash flows derived from the acquired trademarks or contractual events may be recognized in earlier periods and then fall to a materially reduced level in later years.  In this regard, an accelerated method of amortization, rather than the straight-line method may result in the most appropriate and systematic allocation of the intangibles’ cost to the periods benefited.  Please advise and revise your disclosures accordingly.

At the time of the acquisition of Nexus Media by Ergo Science Corporation, management used the expertise of an independent third party valuation expert, in determining the valuation of all material intangible assets acquired.  Following consideration by management, this valuation has been utilized by the Company in the compilation of the financial statements of Ergo.

Paragraph 12 of SFAS 142, Goodwill and Other Intangible Assets, states in part, “…the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.  If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”

Management considered the pattern in which it felt the intangible finite lived assets would be consumed.  The finite lived titles and events have been in existence for variable lengths of time, as far back as 1973, for the World Fishing Exhibition through to the European Conference on Optical Communication dating back to 2000.  There is no inherent reason why early years are worth more than later, for example, the intangible asset is not in relation to specific content which is published and then less valuable. Likewise there is no reason as to why the consumption of the asset should be greater in the earlier periods.  While management agree that the industry is currently undergoing significant change, amongst other things due to the internet, it is impossible to predict reliably the effects on any individual asset.  As a result of these considerations, as indicated by FAS 142, management considered the straight line amortization method to be the most appropriate.

We will expand our disclosure to address why management believes that straight-line amortization is appropriate in our Form 10-K for the year ending December 31, 2006.

6.                             Furthermore, it is unclear to us why certain trademarked titles and unregistered titles have indefinite lives while others have finite lives.  Tell us and revise your disclosures to describe your accounting policy for determining the useful lives for each category of intangibles asset presented in your footnote.  Your response and revised disclosure should specifically explain the method for which you determine whether the trademarked titles

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

and unregistered titles have finite or infinite lives and why you believe the periods are appropriate.  We may have further comment upon receipt of your response.

As referred to for point 5 above, Ergo took the advice of an independent third party valuation expert in respect of the valuation of the acquired intangible assets in accordance with U.S. GAAP, including an analysis of the anticipated economic life.  When compiling its financial statements, the Company’s management determined that some of the acquired intangible assets had indefinite useful lives, based upon the analysis performed by the valuation expert.

In order to determine whether the titles have finite or indefinite lives, the factors specified in SFAS 142 were each considered prior to management concluding on the appropriate lives for accounting purposes. Paragraph 11 of SFAS 142 states, in part: “If no legal regulatory, contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.”

Paragraph B45 goes on to state that, …”the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon…to contribute to the cash flows of the entity”.

In management’s overall consideration of the useful lives of long-lived assets, one of its primary considerations was the historical evidence embodied in the amount of time that the long-lived asset had been in existence prior to its acquisition, coupled with the general legal, regulatory, contractual, competitive or economic indicators of the market sector in which the long-lived asset operated.  The overall premise employed was that if the long-lived asset had been in existence for a long period of time and was in a strong market sector then the useful life of the asset was considered indefinite.  On the other hand, for assets which had not been in existence for a long period prior to acquisition or where the market indications were not as good, the decision was taken to treat them as finite lived assets with an appropriate useful life.

To give an example, the publication Motortrader has been in existence since 1905 providing news and analysis for the UK automotive sector.  The automotive retail sector is considered strong, and is expected to have a strong future beyond the foreseeable horizon. Management foresees that there will be a demand for a publication such as Motortrader for as long as the sector continues.  There are no significant legal, regulatory or contractual provisions which limit the life of the asset.  Further, the life naturally extends and does not require significant expenditure to expand or renew it or maintain future cash flows.  Management also sees no reason why competition should be greater in the future than in the past.  After consideration of all of these factors, management concluded that it would contribute to the cashflows of the entity for the foreseeable future, and therefore the intangible asset has an indefinite life.

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

The International Wine and Spirit Competition (IWSC) event is one of the most prestigious international wine and spirit competitions with the aim of promoting the quality and excellence of the world’s best wines, spirits and liqueurs.  This event has been in existence since 1969, has a healthy profit level and the prospects for the wine industry are considered to be strong.  There are no significant legal, regulatory or contractual provisions which limit the life of the asset.  Further, the life naturally extends and does not require significant expenditure to expand or renew it or maintain future cash flows.  Management sees no reason why competition should be greater in future than in the past. As a result of these factors the intangible asset for the IWSC is considered to have an indefinite life.

The publication Checkout is an example of a finite lived asset.  This is a monthly magazine for the grocery retail head office sector in the UK.  Checkout targets both multiple retailers and wholesalers and symbol groups (i.e. well known franchise brands) serving the independent sector. The publication has been in existence since 1985 and was registered as a trademark in 1994.  The outlook for the grocery retail sector remains strong.  There are no significant legal, regulatory or contractual provisions which limit the life of the asset. However, since this publication had only been in existence for 20 years management concluded that there was insufficient history to support an indefinite life.  Therefore, a useful life 20 years was considered to be appropriate for this publication.

We have undertaken similar considerations for each asset in order to determine whether a finite or indefinite life is appropriate.

We will describe our policy for determining the useful lives for each category of intangible assets in more detail in our Form 10-K for the year ending December 31, 2006.

7.                            We note from your disclosure in Note 3 that you acquired intangible assets in the amount of $7,458,481 in connection with your acquisition of Nexus Media on April 1, 2005.   We also note from your intangible assets footnote on page 38 that you recognized amortization and an impairment of intangible assets of $152,616 and $150,962 respectively during fiscal 2005.  Based upon such amounts, we would expect the balance of intangible assets to be $7,154,903 at December 31, 2005 since it does not appear that any other transactions impacted intangible assets during fiscal 2005.  In this regard, please explain to us why intangible assets in the  amount of $6,528,140 reflected on the face of your balance sheets as of December 31, 2005 does not agree to the amount based upon the disclosures in your notes to the financial statements.  Please explain why there appears to be a discrepancy and reconcile the difference for us.  Please provide us with your computations as part of your response.  We may have further comment upon receipt of your response.

As explained in the response to point 4, Nexus Media has a £ Sterling functional currency.  Accordingly, the intangible assets are also £ Sterling denominated and are therefore retranslated into US dollars at each period end.

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

Intangible Assets
December 2005 Form 10-K

	£	FX Rate	$
Intangible Assets recorded upon Acquisition, April 1, 2005	3,970,829	1.8783	7,458,481
Less: Amortization at average FX rate	-84,919	1.7972	-152,616
Less: Impairment calculated at December 31, 2005	-87,830	1.7188	-150,962
Foreign Currency Translation Adjustment			-626,763
Closing Balance, December 31, 2005	3,798,080	1.7188	6,528,140

Form 10-Q for the three months ended March 31, 2006

Balance Sheets, page 3:

8.                            Reference is made to intangible assets and goodwill on the face of your balance sheet.  It is unclear from your note to the financial statements or elsewhere in the filing why intangible assets and goodwill increased from December 31, 2005 to March 31, 2006 when it does not appear that you entered into any transaction(s) during the three months ended March 31, 2006 that would have resulted in an increase to intangible assets and goodwill.  Please advise and revise future filings accordingly.

As explained in points 4 and 7 above, goodwill and intangible assets are accounted for as £ Sterling functional currency assets.  The reconciliation of the goodwill and intangible assets balance are as follows:

Goodwill
March 2006 Form 10-Q

	£	FX Rate	$
Beginning Balance, January 1, 2006	4,716,860	1.7188	8,107,340
Foreign Currency Translation Adjustment			96,696
Closing Balance, March 31, 2006	4,716,860	1.7393	8,204,036

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

Intangible Assets
March 2006 Form 10-Q

	£	FX Rate	$
Beginning Balance, January 1, 2006	3,798,080	1.7188	6,528,140
Less: Amortization at average fx rate	-28,297	1.7532	-49,611
Foreign Currency Translation Adjustment			78,255
Closing Balance, March 31, 2006	3,769,783	1.7393	6,556,784

Note 3.  Intangible Assets, net, page  7:

9.                                       We note that you recorded an impairment charge of $2,973,000 and $150,962 related to the goodwill and other intangibles assets at December 31, 2005 and that no additional impairment charges related to your long-lived assets have been recognized.  Your financial statements indicate that the Company has continued to experience declining sales levels, operating loss and net loss for the quarter ended March 31, 2005.  Given such negative factors and the market capitalization of your common stock, based upon recent trading prices, represents approximately one-quarter of your net assets, please tell us what additional consideration has been given to the impairment of long-lived assets, if any.  If you believe your long-lived assets are not impaired, please explain why and tell us the basis for your conclusion in light of the negative factors noted above.

Your letter refers to declining sales levels, operating loss and net loss.  Revenues have declined when we compare Q1 2006 to Q1 2005 but to a significant extent this is as a result of the lower US Dollar / £ Sterling exchange rate in 2006.  All of the operating business of Ergo is at Nexus Media based in the UK.  The following table shows the underlying £ Sterling results:

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

Income Statement Comparisons

	March 31, 2006 Form 10-Q			March 31, 2006 using March 31, 2005	Predecessor March 31, 2005 Form 10-K			Change in $ figures at constant
	£ based	$ rate	US $	exchange rate	£	$ rate	US $	exchange rate
Sales	2,989,017	1.7532	5,240,422	5,652,545	3,482,026	1.8911	6,584,877	-14.2%
Gross profit	388,016	1.7532	680,279	733,778	350,121	1.8911	662,116	10.8%
Operating loss	-810,345	1.7532	-1,773,507	-1,532,448	-964,466	1.8911	-1,823,906	-16.0%
Net loss	-792,265	1.7532	-1,676,043	-1,498,256	-740,519	1.8911	-1,400,399	7.0%

To facilitate comparison the operating income and net loss in £ Sterling for March 31, 2006 do not include amounts of $352,810 and $287,044 respectively related to the parent company for which no comparable amounts are included in the predecessor column.

Although the underlying £ Sterling revenue has fallen this is partly because of the timing of non-annual events and the closure of non profitable events. For example, the Seafood Industry Awards event takes place every two years with revenue in the 2005 results including $210,000 for this event.  No revenue for this event was included in 2006, with the event next taking place in 2007.  The Training and Simulation Exhibition generated revenue of $105,000 in Q1 2005 but this event was closed as it was not profitable, with no revenue in 2006. A third event, the Marine Propulsion Conference took place in March 2005, with revenue of $53,000, but in 2006 did not take place until April 2006.  Thus $368,000 (or £210,000) of the £493,000 decline in revenue from the first quarter 2005 to the first quarter 2006 is due to events that did not take place in Q1 2006.

When comparing the gross profit generated by the titles and events it can be seen that in US Dollar terms this has risen and when the exchange rate effect is removed the increase in the underlying £ Sterling business is more significant.

At March 31, 2006, we considered whether there were indicators of impairment and whether a full impairment test was required to be carried out.  In particular, we considered whether events had occurred or circumstances had changed “that would more likely than not reduce the fair value of a reporting unit below its carrying amounts” and we considered the examples provided within FAS 142, paragraph 28:

•                                A significant adverse change in legal factors or in the business climate

•                                An adverse action or assessment by a regulator

•                                Unanticipated competition

•                                A loss of key personnel

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

•                                A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

•                                The testing for recoverability under Statement 144 of a significant asset group within a reporting unit

•                                Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

Further, we considered the additional guidance within FAS 144 paragraph 8 on when to test long lived assets for impairment, such as intangible assets, and the examples given, including:

•                                A significant decrease in the market value of an asset

•                                A significant change in the extent or manner in which an asset is used…

•                                A significant change in legal factors or in the business climate that could affect the value…

•                                An accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset

•                                A current period operating or cash flow loss combined with a history of operating or cash flow losses or projection or forecast that demonstrates continuing losses….

None of the above indicators were noted except for the losses reported in the quarter ended March 31, 2006.  However, the results for the quarter ended March 31, 2006 were in line with the 2006 budget which was used as the basis for determining the impairment recorded at December 31, 2005 (see the response to point 10 below) and accordingly management concluded that no additional impairment was indicated.  Therefore a full impairment test was not considered necessary.

The market capitalization of Ergo had not changed significantly between December 31, 2005 and March 31, 2006.  There was no change in that period in the number of outstanding shares and the share price only moved from $0.93 to $ 0.85.  In performing the goodwill impairment calculation at December 31, 2005, management considered the apparent “gap” between the market capitalization of the Company and the carrying value of the net assets.  The significant factors that contribute to this difference are the restrictions on the Company’s stock described in item 1 of our Form 10-K for the year ended December 31, 2005, the effect of a control premium and the discounted value of corporate overheads.

10.                     Furthermore, in light of Nexus Media’s underperformance as compared to the Company’s expectations at the time of acquisition as disclosed in your Form 10-K for the fiscal year ended December 31, 2005, please tell us and expand your disclosure in your notes and MD&A to describe the significant assumptions used and judgments made by management in determining the revised expectations of Nexus Media and provide us with the analysis

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

which supports your conclusion that an additional impairment of Company’s long-lived asset was not required to be recognized.

For the purposes of conducting the impairment test carried out on goodwill as at December 31, 2005 the fair value of each reporting unit was estimated using a present value method.  Operational cash flows were estimated using assumptions relevant to the particular reporting unit and, where possible, in light of both current and historic performance over prior periods. In particular:

•                                          a trend was established for the contribution growth on a title by title basis by comparing the actual results for 2005 and the forecast results for 2006;

•                                          estimates of cash outflows relating to costs were typically based on current run rates;

•              additional costs of overheads were included based on current experience;

•                                          estimates of taxation costs were included based on historical and current actual tax rates; and

•                                          costs of the Ergo Science Corporation companies based in the US, including reporting and administration costs were based on current and forecast management information.

Significant assumptions underlying the impairment tests were:

•                                          contribution growth rates between actual results in 2005 and forecast results in 2006 were assumed to continue in the future; and

•              a cost of capital rate of 11.5%; and

•              an inflation rate of 2.5%

On the basis of these assumptions, where the fair value was less than the carrying value of a reporting unit, as at December 31, 2005, impairment was necessary.  The impairment was calculated by determining the implied fair value of the goodwill in accordance with paragraph 21 of SFAS 142.

Where an impairment was indicated for intangible assets, at December 31, 2005, based on the guidance within SFAS 144 and SFAS 142 for finite lived and indefinite lived intangible assets respectively, the fair value of each discrete event or title was estimated using the relief from royalty method.

Significant assumptions underlying the calculations were:

•              discount rates of 12% - 15%;

•              a sales growth rate of 2%;

•              a royalty rate of between 3% - 12% depending on the specific title or event; and

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

•                                          the number of years in advance for which cash flows were projected were based on the remaining useful lives for finite lived assets, and was at least 25 years for indefinite lived assets.

These assumptions were consistent with those used by the independent third party valuation expert used for the purposes of purchase price allocation.

As discussed within point 9, Q1 2006 results were not significantly different from the forecast utilized in the impairment analysis described above.  As no significant deterioration has occurred in the business since the last complete impairment analysis, the Company does not believe any further impairment indicators existed as of March 31, 2006.  Therefore, in conjunction with the guidance provided within SFAS 142 and SFAS 144, a complete impairment analysis was not required as of March 31, 2006.

In our Form 10-K for the year ending December 31, 2006 we will expand the disclosure of significant assumptions used in the impairment calculations.

Item 4. Controls and Procedures

11.                     Your disclosure appears to be identical to the one in your Form 10-K for the year ended December 31, 2005.  Please advise us and expand your disclosure to describe the reasons why your control environment continues to be ineffective, and the specific steps you plan to undertake to correct the situation.

Details of the weaknesses in internal control were set out in the Form 10-K for December 2005.  The Company considered that this disclosure should remain the same for the Form 10-Q for the quarter to March 31, 2006 as the reporting of financial comparatives during such quarter had been affected by the same weaknesses.

During the quarter to March 31, 2006 new members of management were employed by Nexus Media, including a new CEO and a new CFO.  In addition, Nexus Media management continued to employ additional temporary workers to assist in the financial reporting process while it was learning about the business, its operations and controls and the financial reporting environment in which it operates.  During the first quarter of 2006 additional controls were put in place including the regular preparation of a monthly management pack that includes a monthly balance sheet and cash flow.  The distribution of this pack has improved management awareness of the level of assets and liabilities in the business along with changes that drive cash balances.  Detailed variance analyses comparing actual results to budget and to forecast are also distributed.

Going forward we will give full details of changes that have occurred in the period.

Branch Chief
United States Securities and Exchange Commission
July 20, 2006

Other

12.                     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The company acknowledges that:

•                                It is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ Charles E. Finelli
Charles E. Finelli
President and Chief Executive Officer